DATABIOLOGICS, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
DataBiologics, Inc.
Cedar Knolls, New Jersey

We have reviewed the accompanying financial statements of DataBiologics, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

August 15, 2024
Los Angeles, California

DATABIOLOGICS, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	179,344	$	9,596
Total Current Assets		**179,344**		**9,596**
Intangible Assets		224,023		250,894
Total Assets	$	**403,367**	$	**260,490**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Credit Cards	$	106	$	-
Total Current Liabilities		**106**		**-**
Related Party Loan		100,000		-
Accrued Interest on Related Party Loan		5,195		-
Simple Agreement for Future Equity		612,083		130,000
Total Liabilities		**717,384**		**130,000**
STOCKHOLDERS EQUITY				
Common Stock		4,250		-
Additional Paid in Capital		735,989		-
Members' Equity		-		700,239
Accumulated Deficit		(1,054,256)		(569,749)
Total Stockholders' Equity		**(314,017)**		**130,490**
Total Liabilities and Stockholders' Equity	$	**403,367**	$	**260,490**

See accompanying notes to financial statements.

DATABIOLOGICS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For The Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	275,446	$	58,512
Cost of Goods Sold		-		14,852
Gross Profit		**275,446**		**43,660**
Operating Expenses				
General and Administrative		761,448		343,339
Selling and Marketing		10,827		3,002
Total Operating Expenses		**772,275**		**346,341**
Net Operating Loss		**(496,829)**		**(302,681)**
Interest Expense		5,195		-
Other Income/(Loss)		(17,517)		31,782
Loss Before Provision for Income Taxes		**(484,507)**		**(334,463)**
Provision/(Benefit) for Income Taxes		-		-
Net Loss	$	**(484,507)**	$	**(334,463)**

See accompanying notes to financial statements.

DATABIOLOGICS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

(UNAUDITED)

(USD $ in Dollars)	Common Stock Shares	Amount	Additional PaidIn Capital	Members' Equity	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2021	-	$ -	$ -	$ 460,239	$ (235,286)	$ 224,953
Members' Contribution	-	-	-	240,000	-	240,000
Net Loss	-	-	-	-	(334,463)	(334,463)
Balance—December 31, 2022	-	$ -	$ -	$ 700,239	$ (569,749)	$ 130,490
Members' Contribution				40,000		40,000
Conversion from LLC to Corporation	42,500,000	4,250	735,989	(740,239)	-	-
Net Loss	-	-	-	-	(484,507)	(484,507)
Balance—December 31, 2023	42,500,000	$ 4,250	$ 735,989	$ -	$ (1,054,256)	$ (314,017)

See accompanying notes to financial statements.

DATABIOLOGICS, INC.
STATEMENTS OF CASH FLOWS
 (UNAUDITED)

For The Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(484,507)	$	(334,463)
Adjustments To Reconcile Net Loss To Net Cash Used In Operating Activities:				
Amortization Of Intangibles Assets		89,692		135,143
Fair Value In Excess Of Stated Value Of Derivative Instrument		37,083		10,000
Changes In Operating Assets And Liabilities:				
Credit Cards		106		-
Accrued Interest On Loans And Promissory Notes		5,195		
Net Cash Used In Operating Activities		**(352,431)**		**(189,320)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases Of Intangible Assets		(62,821)		(227,963)
Net Cash Used In Investing Activities		**(62,821)**		**(227,963)**
CASH FLOW FROM FINANCING ACTIVITIES				
Members' Contribution		40,000		240,000
Borrowing On Promissory Note And Loans		100,000		
Proceeds From Issuance Of Safes		445,000		120,000
Net Cash Provided By Financing Activities		**585,000**		**360,000**
Change In Cash and Cash Equivalents		**169,748**		**(57,283)**
Cash and Cash Equivalents—Beginning Of Year		9,596		66,879
Cash and Cash Equivalents—End Of Year	$	**179,344**	$	**9,596**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	-	$	-

See accompanying notes to financial statements.

DATABIOLOGICS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022

1. NATURE OF OPERATION

DataBiologics, Inc. was formed on August 22, 2018, in the state of New Jersey. On August 2, 2023, the Company was converted from LLC to Delaware Corporation. The financial statements of DataBiologics, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cedar Knolls, New Jersey.

DataBiologics transforms real-world data into actionable insights, helping you measure success, drive repeat business, and build a recognized reputation for exceptional patient care. DataBiologic was founded by three world-renowned physicians in the field of regenerative medicine who recognized the true potential of emerging treatments but were restrained by a lack of meaningful evidence. In response, they developed software that enables providers to effectively capture patient-reported outcomes. Today, DataBiologics continues to empower healthcare stakeholders seeking a comprehensive platform to collect, analyze and draw insights from real-world data.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Intangibles

Intangible assets with finite lives, such as patents and software are amortized on a straight-line basis over their estimated useful lives.

Internally Developed Software

The Company incurs internal-use software development costs. Accordingly, the Company expenses all costs that relate to the planning and post-implementation phases. Additionally, the Company markets certain of its software applications to new and existing customers. These costs are capitalized upon reaching technological feasibility with all costs incurred prior to this stage being expensed as incurred. Enhancements that improve the functionality of existing market-ready applications are also capitalized. Marketed software costs are amortized over their useful life not exceeding three to five years.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

If the Company sells goods or services to customers and shall recognize revenue at a point in time:
Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:
- In-store Sales: Revenue is recognized at a point in time when a customer takes possession of the goods.
- Online Sales: Revenue is recognized at a point in time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at a point in time when the goods are shipped or delivered to the wholesale customer.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $10,827 and $3,002, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 15, 2024, which is the date the financial statements were available to be issued.

3.   INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2023	2022
Patent	$ 399	$ -
Software Platform Development	448,459	386,037
Intangible Assets, at cost	**448,858**	**386,037**
Accumulated Amortization	(224,835)	(135,143)
Intangible Assets, net	**$ 224,023**	**$ 250,894**

Amortization expenses for the years ended December 31, 2023 and 2022 were $89,692 and $135,143, respectively.

The Estimated annual amortization expense subsequent to December 31, 2023, is as follows:

Period	Amortization Expense
2024	$ (89,692)
2025	(89,692)
2026	(44,639)
2027	-
Thereafter	-
Total	**$ (224,023)**

DATABIOLOGICS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022

4. DEBT

Related Party Loans

During the years presented, the Company borrowed money from the owner Jay Bowen. The details of the loans from the owners are as follows:

					As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Jay Bowen	$ 100,000	8.00%	08/05/2023	01/05/2028	$ -	$ 100,000	$ 100,000
Total					**$ -**	**$ 100,000**	**$ 100,000**

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

				As of December 31,	
Simple Agreements For Future Equity	Principal Amount	Borrowing Period	Valuation Cap	2023	2022
SAFEs 2022	$ 120,000	Fiscal Year 2022	$ 6,000,000	$ 120,000	$ 120,000
SAFEs 2023	445000	Fiscal Year 2023	6,000,000	445,000	-
Change in Fair Value of SAFEs				47,083	10,000
Total SAFE(s)				**$ 612,083**	**$ 130,000**

This SAFE will automatically convert into Conversion Units upon the closing of the Next Equity Financing. The number of Conversion Units the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole unit) obtained by dividing (x) the Investment Amount by (y) the applicable Conversion Price. In the event of a Dissolution while this SAFE is outstanding, the Company will pay the Holder an amount equal to the Investment Amount (the "Repayment") immediately prior to, or concurrently with, the consummation of the Dissolution. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

5. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 52,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2023, 23,400,000 shares of common stock, have been issued and were outstanding.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of December 31,	2023	2022
Net Operating Loss	$ (73,141)	$ -
Valuation Allowance	73,141	-
Net Provision for Income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022, are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (73,141)	$ -
Valuation Allowance	73,141	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $282,396. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

7. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   RELATED PARTY TRANSACTIONS

The company has borrowed a $100,000 loan from the owner, Jay Bowen, at an 8% interest rate. Since both the loan and its accrued interest are due in 2028, it is classified under non-current liability.

9.   SUBSEQUENT EVENTS

In 2024, the Company repurchased 19,100,000 shares from certain shareholders. Additionally, the Company increased its share count from 7,500,000 to 10,400,000.

10.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $496,829, an operating cash outflow of $352,431 and liquid assets in cash of $179,344, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.